Exhibit 3.1

FIRST AMENDMENT TO SEVENTH

AMENDED AND RESTATED BY-LAWS

OF CHRISTOPHER & BANKS CORPORATION

WHEREAS, the Board of Directors (the “Board”) of Christopher & Banks Corporation (the “Corporation”), having considered the matter, believes it to be in the best interests of the Corporation and its stockholders to amend Section 8 (Special Meetings) of Article II of the Corporation’s Seventh Amended and Restated By-Laws (the “By-Laws”) to reduce the notice period for delivering notice of a special meeting of directors from 48 hours to 24 hours; and

WHEREAS, at a duly noticed meeting at which all of the members of the Board of Directors of the Corporation (the “Board”) were present and participating, the Board unanimously approved the following resolutions on February 24, 2016 to effect such amendment to Section 8 of Article II of the By-Laws.

NOW, THEREFORE, BE IT RESOLVED THAT:

1.Section 8 (Special Meetings) of Article II of the By-Laws is hereby amended to read in its entirety as follows:

“Section 8.  Special Meetings.  A special meeting of the Board of Directors may be called by the Chief Executive Officer (if a member of the Board of Directors), the Chair or by any two (2) directors and shall be held at such time and place as are fixed in the call of the meeting.  Notice of each special meeting shall be given (i) in person or by telephone to the director at least twenty-four (24) hours in advance of the meeting, (ii) by personally delivering written notice to the director’s last known business or home address at least twenty-four (24) hours in advance of the meeting, (iii) by delivering an electronic transmission (including, without limitation, via telefacsimile or electronic mail) to the director’s last known facsimile number or email address for receiving electronic transmissions of that type at least twenty-four (24) hours in advance of the meeting, (iv) by depositing written notice with a reputable delivery service or overnight carrier addressed to the director’s last known business or home address for delivery to that address no later than the business day preceding the date of the meeting or (v) by depositing written notice in the U.S. mail, postage prepaid, addressed to the director’s last known business or home address no later than the third business day preceding the date of the meeting.  Timely notice of any meeting need not be given to any director who shall submit, either before or after the meeting, a signed waiver of notice or who shall attend the meeting, except if such director shall attend for the express purpose of objecting at the beginning thereof to the transaction of any business because the meeting is not lawfully called or convened.  Notice of any adjourned meeting, including the place, date and time of the new meeting, shall be given to all directors not present at the time of the adjournment, as well as to the other directors unless the place, date and time of the new meeting is announced at the adjourned meeting.  Each notice shall state the time and place of the meeting but need not state the purposes thereof.”

2.Except as specifically amended in Section 1 of this First Amendment to the By-Laws, the By-Laws, in the form set forth therein, shall remain in full force and effect until further amended in accordance with Delaware law.

The foregoing First Amendment to the Seventh Amended and Restated By-Laws of Christopher & Banks Corporation was duly adopted by the Board of Directors of Christopher & Banks Corporation on February 24, 2016.

CHRISTOPHER & BANKS CORPORATION

By:	/s/ Luke R. Komarek
Luke R. Komarek, Secretary